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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. 2)


                    Digital Generation Systems, Inc.
                              (Name of Issuer)

                               Common Stock

-------------------------------------------------------------------

                    (Title of Class of Securities)

                                125708107
                              (CUSIP Number)

                         Benjamin L. Douglas, Esq.
                    c/o Shartsis, Friese & Ginsburg LLP
                     One Maritime Plaza, 18th Floor
                    San Francisco, California  94111
                              (415) 421-6500


------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              February 10, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)


                                                  SEC 1746 (10-97)

SCHEDULE 13D

CUSIP No. 125708107                          Page 2 of 15 Pages

------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     London Merchant Securities plc
------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)       /*/
          (b)       / /
------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                    / /
------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
        SHARES                -0-
     BENEFICIALLY        -----------------------------------------
       OWNED BY          8    SHARED VOTING POWER
        EACH                  1,222,500
      REPORTING          -----------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         -----------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              1,222,500
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,222,500
------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                           / /
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.1%
------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     00
------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE,
                    AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 125708107                          Page 3 of 15 Pages

----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lion Investments Limited
----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)       /*/
          (b)       / /
----------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                    / /
----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
----------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 430,000
     BENEFICIALLY        ---------------------------------------
       OWNED BY          8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  430,000
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     430,000
----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                 / /
----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.5%
----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
----------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE,
                    AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 125708107                          Page 4 of 15 Pages

----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Westpool Investment Trust plc
----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)       /*/
          (b)       / /
----------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                    / /
----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
----------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
        SHARES                792,500
     BENEFICIALLY        ---------------------------------------
       OWNED BY          8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  792,500
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     792,500
----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                            / /
----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%
----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     00
----------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE,
                    AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 125708107                          Page 5 of 15 Pages

----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Robert A. Rayne
----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)       /*/
          (b)       / /
----------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                    / /
----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
----------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER
        SHARES                72,500
     BENEFICIALLY        ---------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  72,500
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     72,500
----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                 / /
----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.6%
----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
----------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE,
                    AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 125708107                          Page 6 of 15 Pages

----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Eugene M. Weber
----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)/*/
               (b)/ /
----------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                    / /
----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
----------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 7,600
     BENEFICIALLY        ---------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  7,600
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,600
----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                      / /
----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
----------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE,
                    AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 125708107                          Page 7 of 15 Pages

----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Morris Cheston III
----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)       /*/
          (b)       / /
----------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                         / /
----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
----------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER
        SHARES                1,140
     BENEFICIALLY        ---------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  1,140
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,140
----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                            / /
----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
----------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE,
                    AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 125708107                          Page 8 of 15 Pages

----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Angela G. Weber
----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)/*/
               (b)/ /
----------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                    / /
----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
----------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 1,000
     BENEFICIALLY        ---------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  1,000
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000
----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                      / /
----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
----------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE,
                    AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 125708107                          Page 9 of 15 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of common stock (the "Securities") of Digital Generation Systems, Inc. ("DGS"). The principal executive office of DGS is located at 875 Battery Street, San
Francisco, CA 94111.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) London Merchant Securities plc ("LMS"); Lion Investments Limited ("Lion"); Westpool Investment Trust plc ("Westpool"); Robert A. Rayne ("Rayne"); Eugene M. Weber ("Mr. Weber"); Morris Cheston III ("Cheston"); and Angela G. Weber ("Ms. Weber").

(b)  The business address of LMS, Lion, Westpool and Rayne is 33
Robert Adam Street, London WIM 5AH, United Kingdom. The business address of Mr. Weber, Cheston and Ms. Weber is 50 California
Street, Suite 3200, San Francisco, CA 94111.

(c) Rayne is a director of LMS, Lion and Westpool. Weber is the president and sole shareholder of Bluewater Capital Management, Inc., a California corporation ("Bluewater Inc."), and the managing member of Bluewater Investments LLC, a California limited liability company ("Bluewater LLC"). Cheston is an employee of Bluewater Inc. Ms. Weber is the wife of Mr. Weber.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) LMS, Lion and Westpool are limited companies organized under the laws of England and Wales. Rayne is a citizen of the United
Kingdom.  Mr. Weber, Cheston and Ms. Weber are citizens of the
United States.

                              SCHEDULE 13D

CUSIP No. 125708107                          Page 10 of 15 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Securities were as follows:

Purchaser      Source of Funds                    Amount

LMS            Working Capital(1)            $5,385,681.25
Lion           Working Capital               $1,791,437.00
Westpool       Working Capital               $3,594,244.25
Rayne          Personal Funds                $  285,881.00
Mr. Weber      Personal Funds                $   25,206.50
Cheston        Personal Funds                $    4,997.50
Ms. Weber      Personal Funds                $    2,563.00

     (1) Includes funds of Lion and Westpool invested in Securities.

ITEM 4.   PURPOSE OF TRANSACTION.

The principal purpose of the acquisitions of securities is investment. The persons named in Item 2 of this statement have no plans or proposals that relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DGS or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of DGS or of any of its subsidiaries;

(c) Any change in the present board of directors or management of DGS, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of DGS;

(e) Any other material change in DGS's business or corporate structure;

(f) Changes in DGS's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of DGS by any person;

(g) Causing a class of securities of DGS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of DGS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(i)  Any action similar to any of those enumerated above.

                              SCHEDULE 13D

CUSIP No. 125708107                          Page 11 of 15 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Securities of the persons named in
Item 2 of this statement is as follows at the date hereof:

               Aggregate
              Beneficially
                Owned         Voting Power   Dispositive Power
Name      Number    Percent   Sole  Shared   Sole    Shared

LMS     1,222,500   10.1%   -0-   1,222,500    -0-     1,222,500
Lion      430,000   3.5%  430,000    -0-     430,000     -0-
Westpool  792,500   6.5%  792,500    -0-     792,500     -0-
Rayne      72,500   0.6%   72,500    -0-      72,500     -0-
Mr. Weber   7,600   0.1%    7,600    -0-       7,600     -0-
Cheston     1,140   0.1%    1,140    -0-       1,140     -0-
Ms. Weber   1,000   0.1%    1,000    -0-       1,000     -0-

The persons filing this statement effected the following transactions in the Securities on the dates indicated, and such transactions are the only transactions in the Securities since
December 12, 1997, by the persons filing this statement:

        Purchase               Number        Price     Broker
Name    or Sale     Date      of Shares    Per Share   Used

Mr. Weber P       12-30-97      4,000         2.50       AB
Ms. Weber P       12-30-97      1,000         2.50       AB
Westpool  P       2-10-98     200,000         3.13       C&C
Lion      P       2-10-98     200,000         3.13       C&C

H&Q = Hambrecht & Quist
C&C = Cowen & Co.
AB = Alex. Brown & Sons

                              SCHEDULE 13D

CUSIP No. 125708107                          Page 12 of 15 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Lion and Westpool are wholly owned subsidiaries of LMS, which is publicly listed in the United Kingdom. Pursuant to its consultancy agreement (the "Agreement") with Westpool, Bluewater LLC provides investment advice to Westpool. Under the Agreement, Bluewater LLC has no authority to invest Westpool's funds or to vote or dispose of securities purchased with such funds. The Agreement may be terminated by either party on notice as provided in the Agreement and provides for Westpool to pay to Bluewater LLC monthly consulting fees and, if certain conditions are met, additional fees based on realized and unrealized gains and losses attributed to Bluewater LLC's investment advice to Westpool.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    February 18, 1998

London Merchant Securities plc

By:  /s/ Robert A. Rayne
     Robert A. Rayne
     Director


Lion Investments Limited

By:  /s/ Robert A. Rayne
     Robert A. Rayne
     Director


Westpool Investment Trust plc

By:  /s/ Robert A. Rayne
     Robert A. Rayne
     Director


/s/ Robert A. Rayne
Robert A. Rayne

(Signatures continued on next page)

                              SCHEDULE 13D

CUSIP No. 125708107                          Page 13 of 15 Pages


(Signatures continued from previous page)



/s/Eugene M. Weber
Eugene M. Weber


/s/ Morris Cheston III
Morris Cheston III


/s/ Angela G. Weber
Angela G. Weber

                              SCHEDULE 13D

CUSIP No. 125708107                          Page 14 of 15 Pages

                                                       EXHIBIT A
               AGREEMENT REGARDING JOINT FILING
               OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of common stock of Digital Generation Systems, Inc. For that purpose, the undersigned hereby constitute and appoint London Merchant Securities plc, a limited company organized under the laws of England and Wales, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    February 18, 1998

London Merchant Securities plc

By:  /s/ Robert A. Rayne
     Robert A. Rayne
     Director


Lion Investments Limited

By:  /s/ Robert A. Rayne
     Robert A. Rayne
     Director


Westpool Investment Trust plc

By:  /s/ Robert A. Rayne
     Robert A. Rayne
     Director



(Signatures continued on next page)

                              SCHEDULE 13D

CUSIP No. 125708107                          Page 15 of 15 Pages

(Signatures continued from previous page)


/s/ Robert A. Rayne
Robert A. Rayne


/s/ Iain MacPhail
Iain MacPhail


/s/Eugene M. Weber
Eugene M. Weber


/s/ Morris Cheston III
Morris Cheston III


/s/ Angela G. Weber
Angela G. Weber